# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cannae Holdings, Inc., CIK 0001704720
CUSIP: 13765N107
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: C/O CANNAE HOLDINGS, INC., 1701 VILLAGE CENTER CIRCLE, LAS VEGAS, Nevada (NV), 89134
Date of event which requires filing of this statement: 12/12/2025
Amends the filing with accession number 0000921895-25-001728
Filed by CIK 0001866872
Persons authorized to receive notices and communications: DAN GROPPER, CARRONADE CAPITAL MANAGEMENT, LP, 17 Old Kings Highway South, Suite 140, Darien, Connecticut (CT), 06820, 203-485-0880; MEAGAN REDA, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- CARRONADE CAPITAL MANAGEMENT, LP (CIK 0001866872): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,262,648; sole dispositive power 0; shared dispositive power 3,262,648; aggregate amount beneficially owned 3,262,648 (6.8% of the class)
- Carronade Capital Master, LP (CIK 0001831354): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 3,076,999; sole dispositive power 0; shared dispositive power 3,076,999; aggregate amount beneficially owned 3,076,999 (6.4% of the class)
- CARRONADE CAPITAL GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,076,999; sole dispositive power 0; shared dispositive power 3,076,999; aggregate amount beneficially owned 3,076,999 (6.4% of the class)
- CARRONADE CAPITAL MANAGEMENT GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,262,648; sole dispositive power 0; shared dispositive power 3,262,648; aggregate amount beneficially owned 3,262,648 (6.8% of the class)
- GROPPER DAN (CIK 0001268940): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,262,648; sole dispositive power 0; shared dispositive power 3,262,648; aggregate amount beneficially owned 3,262,648 (6.8% of the class)
- Aboelnaga Mona (CIK 0001776223): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,400; shared voting power 0; sole dispositive power 1,400; shared dispositive power 0; aggregate amount beneficially owned 1,400 (0.003% of the class)
- Duster Benjamin (CIK 0001313071): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 8,900.32; shared voting power 0; sole dispositive power 8,900.32; shared dispositive power 0; aggregate amount beneficially owned 8,900.32 (0.019% of the class)
- DENNIS A. PRIETO: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,920; shared voting power 0; sole dispositive power 1,920; shared dispositive power 0; aggregate amount beneficially owned 1,920 (0.004% of the class)
- CHERIE L. SCHAIBLE: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,360; shared voting power 0; sole dispositive power 1,360; shared dispositive power 0; aggregate amount beneficially owned 1,360 (0.003% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Cannae Holdings, Inc.
Address of issuer's principal executive offices: C/O CANNAE HOLDINGS, INC., 1701 VILLAGE CENTER CIRCLE, LAS VEGAS, Nevada (NV), 89134
Comment: The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended to add the following:

Following the Issuer's 2025 annual meeting of shareholders held on December 12, 2025 (the "Annual Meeting"), Mona Aboelnaga, Benjamin C. Duster, IV, Dennis A. Prieto and Cherie L. Schaible are no longer members of the Schedule 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 2 to the Schedule 13D. The remaining Reporting Persons, including Carronade, Carronade Capital GP, Carronade Capital Management, Carronade Capital Management GP, and Mr. Gropper, will continue filing statements on Schedule 13D as a group with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of such remaining Reporting Persons is party to the Joint Filing Agreement defined and described in Item 6 below.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Carronade and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,076,999 Shares beneficially owned by Carronade is approximately $59,215,306, excluding brokerage commissions. The aggregate purchase price of the 185,649 Shares held in the Managed Account is approximately $3,662,031, excluding brokerage commissions.

The Shares purchased by each of Ms. Aboelnaga, Mr. Duster, Mr. Prieto and Ms. Schaible were purchased with personal funds. The aggregate purchase price of the 1,400 Shares beneficially owned by Ms. Aboelnaga is approximately $26,624.28, excluding brokerage commissions. The aggregate purchase price of the 8,900.329 Shares beneficially owned by Mr. Duster is approximately $157,619.87, excluding brokerage commissions. The aggregate purchase price of the 1,920 Shares beneficially owned by Mr. Prieto is approximately $35,050.07, excluding brokerage commissions. The aggregate purchase price of the 1,360 Shares beneficially owned by Ms. Schaible is approximately $25,586, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

According to the voting results from the Annual Meeting disclosed by the Issuer on Form 8-K filed with the Securities and Exchange Commission on December 16, 2025, Carronade's director nominees, Ms. Aboelnaga and Ms. Schaible, were elected to the Issuer's board of directors by shareholders.

On December 12, 2025, Carronade issued a press release in connection with the Annual Meeting, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The percentages used in this Schedule 13D are based upon 48,000,000 Shares outstanding, as of November 28, 2025, as reported by the Issuer in its Sum of the Parts report, dated November 28, 2025, which was posted on the Issuer's website.

As of the date hereof, Carronade beneficially owns directly 3,076,999 Shares, representing approximately 6.4% of the outstanding Shares.

Carronade Capital GP, as the general partner of Carronade, may be deemed the beneficial owner of the 3,076,999 shares of Common Stock owned directly by Carronade, representing approximately 6.4% of the outstanding Shares.

As of the date hereof, 185,649 Shares were held in the Managed Account, representing approximately 0.4% of the outstanding Shares.

Carronade Capital Management, as the investment manager of each of Carronade and the Managed Account, may be deemed the beneficial owner of the (i) 3,076,999 Shares beneficially owned directly by Carronade and (ii) 185,649 Shares held in the Managed Account, representing approximately 6.8% of the outstanding Shares.

Carronade Capital Management GP, as the general partner of Carronade Capital Management, may be deemed the beneficial owner of the (i) 3,076,999 Shares beneficially owned directly by Carronade and (ii) 185,649 Shares held in the Managed Account, representing approximately 6.8% of the outstanding Shares.

Mr. Gropper, as the Managing Member of Carronade Capital Management GP, may be deemed the beneficial owner of the (i) 3,076,999 Shares beneficially owned directly by Carronade and (ii) 185,649 Shares held in the Managed Account, representing approximately 6.8% of the outstanding Shares.

As of the date hereof, Ms. Aboelnaga directly beneficially owns 1,400 shares of Common Stock, representing approximately 0.003% of the outstanding Shares.

As of the date hereof, Mr. Duster directly beneficially owns 8,900.329 shares of Common Stock, representing approximately 0.019% of the outstanding Shares.

As of the date hereof, Mr. Prieto directly beneficially owns 1,920 shares of Common Stock, representing approximately 0.004% of the outstanding Shares.

As of the date hereof, Ms. Schaible directly beneficially owns 1,360 shares of Common Stock, representing approximately 0.003% of the outstanding Shares.

The filing of this Amendment No. 2 shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended to add the following:

Information concerning transactions in the securities of the Issuer effected by the Reporting Persons during the past sixty days is set forth in Exhibit 1 attached hereto and is incorporated herein by reference. All of the transactions in the securities of the Issuer listed therein were effected in the open market through various brokerage entities.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On December 16, 2025, the Reporting Persons that will remain Reporting Persons after the filing of this Amendment No. 2 to the Schedule 13D entered into a Joint Filing Agreement in which the remaining Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in Securities.

99.1 - Press Release, dated December 12, 2025.

99.2 - Joint Filing Agreement, dated December 16, 2025.

## Signatures
- CARRONADE CAPITAL MANAGEMENT, LP: /s/ Rinarisa Coronel DeFronze, Rinarisa Coronel DeFronze, Chief Compliance Officer & Counsel (12/16/2025)
- Carronade Capital Master, LP: /s/ Rinarisa Coronel DeFronze, Rinarisa Coronel DeFronze, Authorized Signatory (12/16/2025)
- CARRONADE CAPITAL GP, LLC: /s/ Rinarisa Coronel DeFronze, Rinarisa Coronel DeFronze, Authorized Signatory (12/16/2025)
- CARRONADE CAPITAL MANAGEMENT GP, LLC: /s/ Rinarisa Coronel DeFronze, Rinarisa Coronel DeFronze, Authorized Signatory (12/16/2025)
- GROPPER DAN: /s/ Dan Gropper, Individually and as attorney-in-fact for Mona Aboelnaga, Benjamin C. Duster, IV, Dennis A. Prieto and Cherie L. Schaible (12/16/2025)
- Aboelnaga Mona: /s/ Dan Gropper, Dan Gropper, Attorney-in-fact (12/16/2025)
- Duster Benjamin: /s/ Dan Gropper, Dan Gropper, Attorney-in-fact (12/16/2025)
- DENNIS A. PRIETO: /s/ Dan Gropper, Dan Gropper, Attorney-in-fact (12/16/2025)
- CHERIE L. SCHAIBLE: /s/ Dan Gropper, Dan Gropper, Attorney-in-fact (12/16/2025)